On November 16, 1999, the Board of Directors approved amending the Articles of Incorporation for Pilgrim Mayflower Trust to add Class Q Shares of Pilgrim Growth + Value Fund, Pilgrim International Value Fund and Pilgrim Research Enhanced Index Fund. Class Q Shares commenced operations, effective January 2000. Form of Articles Supplementary to the Articles of Incorporation designating Class Q is filed herewith.